MinebeaMitsumi Passion to Create Value through Difference Business Results Second Quarter of Fiscal Year Ending March 31, 2018 MinebeaMitsumi Inc. November 8, 2017

1. Financial Results 2. Policy and Strategy November 8, 2017 2 MinebeaMitsumi Passion to Create Value through Difference

Financial Results Katsuhiko Yoshida Managing Executive Officer November 8, 2017 3 MinebeaMitsumi Passion to Create Value through Difference

Summary of Consolidated Business Results for 1H

Net sales, operating income, ordinary income, and net income hit half year record highs

(Millions of yen)	FY3/17 1H	FY3/18 1H	Change YoY	1H of FY3/18 August Forecast	1H of FY3/18 VS. Forecast
Net sales	275,133	429,027	+55.9%	436,400	-1.7%
Operating income	18,594	41,951	X2.3	37,300	+12.5%
Ordinary income	18,915	42,162	X2.2	36,800	+14.6%
Income attributable to owners of the parent	12,745	34,276	X2.7	28,700	+19.4%
Net income per share (yen)	34.01	81.17	X2.4	67.78	+19.8%

Foreign exchange rates	FY3/17 1H	FY3/18 1H	FY3/18 1H August Forecast	FY3/18 1Q	FY3/18 2Q Assumption
US$	¥107.31	¥111.20	¥108.24	¥111.48	¥105.00
Euro	¥120.08	¥125.59	¥118.27	¥121.53	¥115.00
Thai Baht	¥3.06	¥3.28	¥3.15	¥3.24	¥3.06
Chinese RMB	¥16.28	¥16.36	¥16.09	¥16.18	¥16.00

November 8, 2017

4

MinebeaMitsumi
Passion to Create Value through Difference

Summary of Consolidated Business Results for 2Q Net sales, operating income, ordinary income, and net income hit quarterly record highs (Millions of yen) FY3/17 FY3/18 Change 2Q 1Q 2Q YoY QoQ Net sales 154,844 193,204 235,823 +52.3% +22.1% Operating income 11,623 17,062 24,889 X2.1 +45.9% Ordinary income 11,659 17,372 24,789 X2.1 +42.7% Income attributable to owners of the parent 9,568 14,181 20,095 X2.1 +41.7% Net income per share (yen) 25.52 33.49 47.72 +87.0% +42.5% Foreign exchange rates FY3/17 2Q FY3/18 1Q FY3/18 2Q US$ (Y)103.50 (Y)111.48 (Y)110.92 Euro (Y)115.00 (Y)121.53 (Y)129.65 Thai Baht (Y)2.97 (Y)3.24 (Y)3.31 Chinese RMB (Y)15.52 (Y)16.18 (Y)16.53 November 8, 2017 5 MinebeaMitsumi Passion to Create Value through Difference

Net Sales Quarterly Net sales hit quarterly record high ?(diaeresis)Billions of yen?(c) 127.4 168.2 178.7 135.6 120.3 154.8 167.4 196.4 193.2 235.8 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 6 MinebeaMitsumi Passion to Create Value through Difference

Operating Income Quarterly OP hit quarterly record high, OPM recovered to 10%+ (Billions of yen) Operating income Operating margin 12.5 9.8% 14.9 8.9% 15.5 8.7% 8.5 6.3% 7.0 5.8% 11.6 7.5% 16.1 9.6% 14.3 7.3% 17.1 8.8% 24.9 10.6% 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 7 MinebeaMitsumi Passion to Create Value through Difference

Machined Components Quarterly Net sales (Billions of yen) Pivot assemblies Rod-ends/Fasteners Ball bearings Operating income (Billions of yen) Operating income Operating margin 41.0 42.3 40.8 39.8 39.2 37.3 38.5 41.3 40.6 41.7 8.3 9.5 8.9 7.6 7.6 7.9 8.7 8.4 7.9 7.9 8.1 8.0 7.8 8.2 8.0 7.1 6.8 7.7 7.5 7.8 24.6 24.8 24.0 24.0 23.6 22.3 23.1 25.2 25.2 26.0 24.3% 24.2% 26.0% 25.3% 26.5% 24.5% 24.7% 24.5% 25.6% 25.9% 10.0 10.2 10.6 10.1 10.4 9.1 9.5 10.1 10.4 10.8 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 8 MinebeaMitsumi Passion to Create Value through Difference

Electronic Devices & Components Quarterly Net sales (Billions of yen) Operating income (Billions of yen) Other Sensing devices Electronic devices Motors Operating income Operating margin 86.3 0.7 125.8 0.7 137.8 0.7 95.7 1.2 80.9 0.7 117.4 0.9 128.7 1.2 114.6 1.3 104.4 0.7 133.1 1.0 8.2 9.7 9.4 8.6 8.6 8.9 8.5 12.3 8.3 9.7 37.8 73.3 87.3 46.6 32.2 68.9 80.9 58.9 51.3 75.8 39.7 42.0 40.2 39.1 39.4 38.8 38.0 42.1 44.0 46.5 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 6.5% 5.4% 5.5% 2.5% 0.5% 5.5% 7.3% 4.9% 6.6% 8.6% 5.6 6.7 7.6 2.4 0.4 6.4 9.4 5.6 6.8 11.4 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 9 MinebeaMitsumi Passion to Create Value through Difference

Mitsumi Business Both net sales and operating income in and before 3Q FY3/17 are pre-merger results. 4Q FY3/17 results are based on managerial accounting for the three months. Quarterly Net sales (Billions of yen) 34.2 49.5 40.4 39.5 32.6 44.6 47.8 (*1) 52.9 48.1 60.8 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 Operating income (Billions of yen) Operating income Operating margin -5.0% 2.3% -5.0% -5.1% -10.7% -3.4% -19.4% 7.1% 7.9% 10.8% 0% -1.7 1.1 -2.0 -2.0 -3.5 -1.5 (*2) 3.0 (*1) 3.7 3.8 6.6 -9.3 *1: Based on managerial accounting for the three months *2: Excluding \12.3bn of inventory write-down in 3Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 10 MinebeaMitsumi Passion to Create Value through Difference

Net Income Quarterly Net income hit quarterly record high (Billions of yen) Income attributable to owners of the parent Net income per share (yen) 10.1 7.7 11.8 6.8 3.2 9.6 12.2 16.2 14.2 20.1 26.9 20.6 31.6 18.2 8.5 25.5 32.4 39.7 33.5 47.7 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 11 MinebeaMitsumi Passion to Create Value through Difference

S.G. & A. Expenses Quarterly (Billions of yen) S.G. & A. expenses S.G. & A. to sales ratio 17.0 18.3 18.4 18.1 17.4 18.7 17.4 23.3 23.8 25.3 13.3% 10.9% 10.3% 13.3% 14.5% 12.1% 10.4% 11.9% 12.3% 10.7% 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 12 MinebeaMitsumi Passion to Create Value through Difference

Inventories Quarterly (Billions of yen) 94.5 118.1 126.7 103.0 87.0 96.4 96.7 120.4 134.0 163.2 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY3/16 FY3/17 FY3/18 November 8, 2017 13 MinebeaMitsumi Passion to Create Value through Difference

Capital Expenditure & Depreciation Yearly (Billions of yen) Capital Expenditure Depreciation & Amortization Expenses 20.7 23.7 37.6 28.8 43.9 34.8 31.8 28.2 22.3 14.9 48.0 33.0 Mar.'14 Mar.'15 Mar.'16 Mar.'17 Mar.'18 1H Mar.'18 Forecast November 8, 2017 14 MinebeaMitsumi Passion to Create Value through Difference

Net Interest-Bearing Debt/Free Cash Flow Yearly (Billions of yen) Net interest-bearing debt Free cash flow 109.9 93.1 97.5 70.9 67.4 45.0 24.2 24.5 -1.1 36.3 11.5 39.3 Mar.'14 Mar.'15 Mar.'16 Mar.'17 Mar.'18 1H Mar.'18 Forecast November 8, 2017 15 MinebeaMitsumi Passion to Create Value through Difference

Share Buyback 1. Resolution on the buyback at the Board Meeting on February 13, 2017 (1) Type of shares to be repurchased: Common stock of MINEBEA MITSUMI (2) Number of shares: Up to 12 million shares (3) Amount: Up to 15 billion yen (4) Period: From February 14, 2017 to September 22, 2017 2. Cumulative total of buyback (1) Number of shares: 4,658,200 shares (2) Amount: 8,351,607,184 yen November 8, 2017 16 MinebeaMitsumi Passion to Create Value through Difference

Forecast for Fiscal Year Ending March 31, 2018 Expecting net sales, operating income, ordinary income & net income hit record highs (Millions of yen) FY3/17 Full Year FY3/18 1H 2H Revised Forecast Full Year Revised Forecast YoY Net sales 638,926 429,027 380,973 810,000 +26.8% Operating income 49,015 41,951 31,049 73,000 +48.9% Ordinary income 48,393 42,162 29,838 72,000 +48.8% Income attributable to owners of the parent 41,146 34,276 22,724 57,000 +38.5% Net income per share (yen) 107.33 81.17 54.34 135.51 +26.3% Foreign exchange rates FY3/17 Full Year FY3/18 1H FY3/18 2H Assumptions FY3/18 Full Year Assumptions US$ (Y)108.76 (Y)111.20 (Y)105.00 (Y)108.10 Euro (Y)119.34 (Y)125.59 (Y)115.00 (Y)120.30 Thai Baht (Y)3.09 (Y)3.28 (Y)3.06 (Y)3.17 Chinese RMB (Y)16.18 (Y)16.36 (Y)16.00 (Y)16.18 November 8, 2017 17 MinebeaMitsumi Passion to Create Value through Difference

Forecast for Business Segment (Millions of yen) FY3/17 Full Year 1H Actual Result 2H Revised Forecast Full Year Forecast YoY Net sales 638,926 429,027 380,973 810,000 +26.8% Machined components 156,310 82,374 80,626 163,000 +4.3% Electronic devices and components 441,615 237,453 180,547 418,000 -5.3% Mitsumi business 40,342 108,834 119,566 228,400 X5.7 Other 658 365 235 600 -8.8% Operating income 49,015 41,951 31,049 73,000 +48.9% Machined components 39,147 21,223 21,277 42,500 +8.6% Electronic devices and components 21,898 18,260 9,240 27,500 +25.6% Mitsumi business 2,315 10,351 9,649 20,000 X8.6 Other (120) (185) (215) (400) X3.3 Adjustment (14,223) (7,699) (8,901) (16,600) +16.7% November 8, 2017 18 MinebeaMitsumi Passion to Create Value through Difference

MinebeaMitsumi Passion to Create Value through Difference Management Policy & Business Strategy November 8, 2017 Yoshihisa Kainuma Representative Director, CEO & COO November 8, 2017 19

Evaluation of 1H (FY3/18) Results MinebeaMitsumi Passion to Create Value through Difference Both sales and income greatly surpass half-year records! Key Points from 1H (black circle) All products from Mitsumi business contributed to boosting earnings (black circle) LED backlights production volume recovered form previous year (black circle) Ball bearing productivity improvements progressed steadily (millions of yen) Net sales Operating income Ordinary income Net income attributable to owners of the parent Net income per share (yen) FY3/17 1H 275,133 18,594 18,915 12,745 34.01 FY3/18 1H 429,027 41,951 42,162 34,276 81.17 Change YoY ?55.9% X2.3 X2.2 X2.7 X2.4 FY3/18 1H August Forecast 436,400 37,300 36,800 28,700 67.78 vs Forecast -1.7% +12.5% +14.6% +19.4% +19.8% November 8, 2017 20

Key Points of Full Year Revised Forecast (FY3/18) MinebeaMitsumi Passion to Create Value through Difference Key Points from 2H Conservative forecast for 2H due to uncertainty of smartphone components (black circle) Machined components: Productivity improvement of ball bearing and recovery of rod-ends & fasteners (black circle) Electronic devices & components: Conservative assumption on LED backlights (black circle) Mitsumi business: Conservative assumption on smartphone business. Robust game console business and overall improved profitability to contribute greatly to earnings (black circle) Forex assumption unchanged (1 USD=105 yen) (millions of yen) FY3/17 Full Year FY3/18 1H 2H Forecast Full Year Forecast YoY Net sales 638,926 429,027 380,973 810,000 +26.8% Operating income 49,015 41,951 31,049 73,000 +48.9% Ordinary income 48,393 42,162 29,838 72,000 +48.8% Net income attributable to owners of the parent 41,146 34,276 22,724 57,000 +38.5% Net income per share (yen) 107.33 81.17 54.34 135.51 +26.3% November 8, 2017 21

Operating income analysis

MinebeaMitsumi
Passion to Create Value through Difference

Former Minebea business boosts earnings as well!


(billions of yen)
49.0
Including Mistumi OP of 2.3 bn yen
+1.5
-0.7
-3.5
+3.4
+5.6
+9.0
+17.7
73.0
FY3/17 OP (Actual)
FY3/17 Expense for integration
FY3/18 Expense for integration
Headquarter Expenses (R&D etc.)
Machined Components
Electronic Devices & Components
Mitsumi Business
FY3/18 OP (Forecast)

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Ball Bearing Business Strategy MinebeaMitsumi Passion to Create Value through Difference Establish monthly production of 285 million units/month this fiscal year for substantial increase in income (black circle) External sales demand continues to be robust (1) Automotive, (2) high-end home appliances and (3) data centers drive external sales demand (black circle) Internal demand also increasing Sales increase with synergy with motor business despite pivot assembly applications slowdown (black circle) Expanded production capacity to contribute greatly to earnings Monthly production capacity to reach 300 million with investment (planned in May 2018) (black circle) Reduction in setup cost from internal to external sales Significantly improved profitability by reduction in setup cost optimizing the production items among factories (Planned in February) External ball bearing sales (million units/month) 137 145 155 171 177 178 187 185 185 195 210 Average Apr. May Jun. Jul. Aug. Sept. Target FY3/14 FY3/15 FY3/16 FY3/17 FY3/18 FY3/19 Ball bearing production (million units/month) 225 238 232 240 250 267 267 270 272 275 300 (capacity) Average Apr. May Jun. Jul. Aug. Sept. Target FY3/14 FY3/15 FY3/16 FY3/17 FY3/18 FY3/19 November 8, 2017 23

LED Backlight Business Strategy MinebeaMitsumi Passion to Create Value through Difference Business opportunities for LED backlights still continue! 1. This year's forecast at mostly unchanged from original plan (black circle) Solid demand for our ultra-thin processing technology (black circle) Completion of accelerated depreciation to contribute to earnings (black circle) Automotive LED backlights remain robust 2. Aim to secure solid earnings next year as well (black circle) Products mainly for luxury cars to fuel further sales (black circle) Aiming steady performance next fiscal year by boosting sales for Chinese customers and so on November 8, 2017 24

New development of high sensitivity/high resistance strain gauge (MINEGETM) MinebeaMitsumi Passion to Create Value through Difference "Gauge of dreams" a reality after 15 years of R&D What's Outstanding: Solving the "curling" issue Resolved the "curling" issue by controlling expansion coefficient & stress of film. Paved the way for practical use! Advantage 1: Smaller than 1/10 compared to previous gauges Can be equipped on small parts that could not hold them before Advantage 2: More than 500% greater sensitivity compared to previous gauges Ultra-small load changes can be measured Advantage 3: Can be affixed directly to components Much flexibility in selection of components to which to affix Advantage 4: Superior temperature characteristics Supports a maximum temperature of 160(degree)C as long as it is not a constantly heated environment. Can also be used with internal combustion engines in vehicles. |General mechanism of strain gauges| |Strain gauge single element| Element Load Element and strain gauge change shape together (right arrow) Resistance changes, and difference is measured Old gauge (left) New product (right) Main Target Markets Automobile Mobile/wearable Robotics Heading toward rapid growth of the sensing devices business Targeting sales of several tens of billions of yen "(degree)MINEGE" is a trademark of MinebeaMitsumi Inc., application filed of number 2017-135576 November 8, 2017 25

Mitsumi Business Strategy MinebeaMitsumi Passion to Create Value through Difference Established as third pillar of earnings with ongoing improvements in profitability Tremendous contribution on profit 1. OIS/VCM productivity improvements will progress, and the business will continue to grow 2. Mechanical components will continue to grow as a result of synergy between increased production for major customers and in-house components 3. Utilization of Cambodia Plant to begin Remarkable improvements in productivity 1. Productivity improvements for core MinebeaMitsumi products (precision components, power supplies, automotive components and semiconductors) will progress steadily, significantly boosting overall income 2. Room for further improvement in earnings Portfolio expansion Many other development projects including new OEMs to be taken to market Barometric pressure sensor USB Type-C Vehicle connector AC adapter for information devices Shark fin type antenna AC/DC control IC November 8, 2017 26

Aiming for Medium- to Long-Term Growth: Automotive Applications

MinebeaMitsumi
Passion to Create Value through Difference

Automotive innovation & high functionality to lead to creation of new business opportunities

Expecting growth of ball bearings/motors/sensors/connectors/coils/antennas/wireless modules etc.

EV

- Water pump motor
- Cooling fan for secondary battery
- Cooling fan for charger
- Resolver
- Smart actuator
- Battery protection module, etc.

ADAS

- Brushless DC motor for LiDAR
- Cooling fan for ECU
- High frequency module, etc.

Connectivity & Infotainment

- Hybrid antenna
- WiFi/BT, GNSS, LTE module
- Connector for high speed transmission
- E-Cockpit
  - ✓ Haptic
  - ✓ Head up display
  - ✓ LED backlight for cluster panel
  - ✓ Curved cover glass, etc.

Automotive Product Sales Forecast


Machined components
Electronic devices & components
Mitsumi business
(billions of yen)
100
125
160
200
FY3/17 - FY3/20
CAGR +26%
FY3/17
FY3/18 Fcst
FY3/19 Fcst
FY3/20 Fcst

Environment / Energy consumption

- Active grill shutter actuators
- Motors & actuators for aerodynamic control
- Electrical valves for heat management
- Blowers for air particle control
- Temperature / humidity sensor
- EGR ball bearing
- Turbo charger ball bearing
- SCR ball bearing

Safety

- Cooling fan for LED headlamp
- Headlamp actuator
- ABS ball bearing
- Sensors and motor for lane control
- Sensor for ESC
- Motors and bearings for EPB, etc.

Comfort

- Seat fan
- Heat, ventilation, air conditioner motor
- Rear gate opener motor
- Seat adjust motor
- Pump motors and electrical valves for active suspension, etc.

Note: The Mitsumi business results in FY3/17 are provided on a 12-month managerial accounting basis

November 8, 2017

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Major Areas Driving Future Growth

MinebeaMitsumi
Passion to Create Value through Difference

Major growth areas

5 pillars



Smartphones



Game consoles



Machined components (Robots/Aerospace)



Automotive

+

New products

about to be taken to market

- Haptics
- 6 axis sensors
- High sensitivity /high resistance strain gauges
- NEW SALIOT, etc.

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Medium-Term Business Outlook MinebeaMitsumi Passion to Create Value through Difference Big potential to achieve 1 trillion yen sales and/or 100 billion yen OP a year ahead of schedule! Medium-Term Business Outlook (billions of yen) Figures announced on May 2017 (billions of yen) 1,000 800 600 400 200 0 Sales Operating income OP margin (1 USD=105 yen) 638.9 49.0 810 750 73 56 900 720 82 63 1,000 M&A 950 800 100 M&A 90 80 7.7% 9.0% 9.1% 100 80 60 40 20 0 FY3/17 FY3/18 Forecast FY3/19 Forecast FY3/20 Forecast November 8, 2017 29

Medium-Term Business Outlook MinebeaMitsumi Passion to Create Value through Difference Raising medium-term numerical targets in every segment M&A +10 billion yen (in OP) Machined components FY3/20 target operating income (Y)51 billion Monthly ball bearing production 300 million units Early achievement Machined components Sales OP OP margin (billions of yen) 25.0% 26.1% 26.4% 26.8% 156.3 39.1 163.0 42.5 178.0 47.0 190.0 51.0 FY3/17 FY3/18 Forecast FY3/19 Forecast FY3/20 Forecast Electronic devices and components FY3/20 target operating income (Y)33 billion Motor business sales growth rate 10% or higher Contribution as cornerstone of earnings Electronic devices and components Sales OP OP margin (billions of yen) 5.0% 6.6% 7.0% 7.4% 441.6 21.9 418.0 27.5 393.0 27.5 445.0 33.0 FY3/17 FY3/18 Forecast FY3/19 Forecast FY3/20 Forecast Mitsumi business FY3/20 target operating income (Y)25 billion Operating income growth rate +25% FY3/18 (fcst.) vs FY3/20 (fcst.) Mitsumi business Sales OP OP margin (billions of yen) 1.0% 8.8% 7.6% 7.9% 178.0 1.8 228.4 20.0 328.0 25.0 315.0 25.0 FY3/17 FY3/18 Forecast FY3/19 Forecast FY3/20 Forecast November 8, 2017 Other & adjustment (billions of yen) = -14.3 (FY3/17), -17.0 (FY3/18), -17.5 (FY3/19), -19.0 (FY3/20) Note: Business results for FY3/17 are provided on a 12-month managerial accounting basis 30

Strengthening Machined Components Business through M&As - 1 MinebeaMitsumi Passion to Create Value through Difference Acquisition of all shares of US-based C&A Tool Engineering Name C&A ToolEngineering,Inc Location Indiana, USA Principal Business Precision machinery metal machining (1) Medical (2) Aircraft Industry and Fuel Systems Ownership MinebeaMitsumi: 51% Development Bank of Japan: 49% Net Sales US$73 million (FY ended December 2016) Synergy (black circle) Top line synergy o Expansion of product portfolio in aircraft field and accelerated entry into medical field o Strengthening the competitiveness by utilizing Direct Metal Laser Sintering (3D printing) and precision machinery metal machining technology (hard metals) C&A is one of the first enterprises approved by FDA that can provide technical support to customers (black circle) Cost synergy o Capacity expansion of Machined components (NHBB) by utilizing C&A production sites Medical SPINE DISK * FDA approved Aerospace BLISK (by 3D Printing) Industry ARMATURE ASSEMBLY *FDA: Food and Drug Administration November 8, 2017 31

Strengthening Machined Components Business through M&As - 2

MinebeaMitsumi
Passion to Create Value through Difference

Acquisition of all shares of Mach Aero group

Mach-Aero

Name	Mach Aero Bretigny Rectification SAS (MAB)
Location	France, suburb of Paris
Principal business	Development, manufacturing, and sales of precision machined components for aircraft
Ownership	NMB France 100% * NMB France is a 100% owned subsidiary
Net sales	22 million Euros (FY12/16)

Name	Mach Aero Components Private Ltd. (MACPL)
Location	India, Bangalore
Principal business	Development, manufacturing, and sales of precision machined components for aircraft
Ownership	NMB France & NMB UK combined 100% * Both companies are 100% owned subsidiaries
Net sales	3 million Euros (FY12/16)

Synergy

- **Top line synergy**
  - Expand European business for aircraft and helicopter with deep expertise in development and production of machined parts for complex aerospace applications (for engines etc.)
  - Boost the sales of mechanical component products toward major customers with the French factory and engineering center, and also key French customers
  - Acquire new business by utilizing the Indian factory and contribute to raise customers' local procurement ratio
- **Cost synergy**
  - Improve procurement lead time and cost with optimization of the supply chains through the coordinated and mutual use of materials procurement route by MAB, MACPL and the MinebeaMitsumi group companies

To be a foothold for future Group operations in India along with Intech

Rod-end bearing/bushing



Spherical bearing equipment



November 8, 2017

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Shareholders Return MinebeaMitsumi Passion to Create Value through Difference Huge jump on dividend forecast in response to the new financial forecast FY3/17 Actual FY3/18 Actual/Forecast Interim dividend 7 yen/share (right arrow) 13 yen/share Previous forecast: 10 yen/share Year-end dividend 7 yen/share (right arrow) 13 * yen/share Previous forecast: 10 yen/share Total 14 yen/share (right arrow) 26 *yen/share Total return ratio,** including share buyback, reaching about 35% Rating by R&I upgraded from A- to A (Rating and Investment Information Inc.) * Dividend for FY3/18 will be decided on business performance at payout ratio of around 20% ** Total return ratio = (total dividend + share buyback) / net income November 8, 2017 33

MinebeaMitsumi Passion to Create Value through Difference Business Results MinebeaMitsumi Inc. http://www.minebeamitsumi.com/ Any statements in this presentation which are not historical are future projections based on certain assumptions and executive judgments drawn from currently available information. Please note that actual performance may vary significantly from any particular projection due to various factors. Factors affecting our actual performance include but are not limited to: (i) changes in economic conditions or demand trends related to MinebeaMitsumi's business operations; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. All the information in this document is the property of MinebeaMitsumi Inc. All parties are prohibited, for whatever purpose, to copy, modify, reproduce, transmit, etc. this information regardless of ways and means without prior written permission of MinebeaMitsumi Inc.